SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



04034535

FORM 11-K

ANNUAL REPORT



[X]   PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2003

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

PROCESSED
JUL 02 2004
THOMSON
FINANCIAL

Chemed Corporation
(formerly Roto-Rooter, Inc.)

(Name of issuer of the securities held pursuant to the plan)

2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)



ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS   PAGE NUMBER

(a)   Financial Statements

Other schedules required by 29 CFR Section 25203103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
       Administrative Committee

Date: June 29, 2004



PricewaterhouseCoopers LLP
720 East Pete Rose Way
Suite 400
Cincinnati OH 45202-3504
Telephone (513) 723 4700
Facsimile (513) 723 4777

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Chemed/Roto-Rooter Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held At End Of Year), Schedule Of Reportable Transactions and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 25, 2004

Chemed/Roto-Rooter
Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2003	2002
Assets:		
Investments, at fair value:		
Roto-Rooter, Inc. common stock (aka Chemed Corporation common stock)	$ 15,227,761	$ 12,660,139
Merrill Lynch Fundamental Growth Fund	12,632,765	7,380,735
Merrill Lynch Institutional Fund	9,810,850	7,344,679
Merrill Lynch Equity Index Trust	7,787,766	4,708,502
Van Kampen Emerging Growth Fund	6,437,176	3,633,750
One Group Bond Fund	6,137,544	4,706,947
ING International Value Fund	4,101,767	1,669,454
MFS Total Return Fund	3,887,569	3,175,185
Wells Fargo Montgomery Short Duration Government Bond Fund	3,049,040	2,225,038
Merrill Lynch Equity Dividend Fund	1,665,680	725,867
Oakmark Select Fund	1,243,992	523,507
AllianceBernstein Technology Fund	789,988	488,803
JP Morgan Dynamic Small Cap Fund	643,939	399,615
State Street Aurora Fund	622,842	114,032
Oakmark Equity & Income Fund	418,707	179,572
Merrill Lynch Pacific Fund	189,738	128,045
ING International Small Cap Fund	99,841	30,895
Loan Fund	3,425,280	2,224,553
Total investments	78,172,245	52,319,318
Receivables:		
Employer contributions	1,082,669	1,252,855
Participant contributions	499,885	409,704
Accrued interest and dividends	16,770	15,761
Total receivables	1,599,324	1,678,320
Cash	17,209	1,396
Total assets	79,788,778	53,999,034
Liabilities:		
Accrued expenses	10,406	2,315
Net assets available for benefits	$ 79,778,372	$ 53,996,719

The accompanying notes are an integral part of these financial statements.

Chemed/Roto-Rooter
Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2003
Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments (Note 4)	$ 11,455,896
Interest and other income	872,984
	12,328,880
Contributions:	
Employer	2,452,009
Participant	5,069,730
	7,521,739
Receipt of assets from Service America Network, Inc. Retirement and Savings Plan (Note 6)	13,824,328
Total additions	33,674,947
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	7,839,894
Administrative expenses	53,400
Total deductions	7,893,294
Increase in net assets	25,781,653
Net assets available for benefits:	
Beginning of year	53,996,719
End of year	$ 79,778,372

The accompanying notes are an integral part of these financial statements.

1. General Description of the Plan

Overview and Eligibility

Roto-Rooter, Inc. (aka Chemed Corporation), as the Plan administrator adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Roto-Rooter, Inc., now known as Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 100% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2003, the IRC limit on before-tax contributions was $12,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions to the Plan on the first 6% of employees' basic contribution ("Matching Contribution").

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $200,000 for the Plan year ended December 31, 2003. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting and Forfeitures

Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in 20% increments after two years of service and participants are fully vested after six years of service. Service America Network, Inc.'s employer Matching Contributions do not vest until after three years of service at which time they are fully vested. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future Matching Contributions to the Plan. During 2003 and 2002, $308,696 and $185,158, respectively, of forfeitures were used to reduce the Matching Contributions. Participants who incur forfeitures under the Plan are permitted to restore the amount of

such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: Merrill Lynch Institutional Fund, Wells Fargo Montgomery Short Duration Government Bond Fund, One Group Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Fundamental Growth Fund, Van Kampen Emerging Growth Fund, Merrill Lynch Equity Dividend Fund, JP Morgan Dynamic Small Cap Fund, State Street Aurora Fund, Oakmark Select Fund, ING International Value Fund, ING International Small Cap Fund, Merrill Lynch Pacific Fund and AllianceBernstein Technology Fund. The Roto-Rooter Stock Fund (aka Chemed Corporation Stock Fund) is also an investment option for employee contributions. Purchases of Roto-Rooter (aka Chemed Corporation) stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax and rollover contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal for participants under age 59½ years of before-tax contributions in cases of demonstrated "financial hardship".

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. **Summary of Significant Accounting Policies**

Investment valuation

Investments of the Plan are valued at fair market value for shares of mutual funds and common stock. Participant loans are stated at amortized cost. Market values are determined principally from quoted market values for all investments except investments in pooled investment funds which are valued at the net asset value of each fund. Cost is determined using the weighted average cost of securities owned.

Investment income

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits

Benefits are recorded when paid.

Expenses of the Plan

Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment appreciation (depreciation)

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Net unrealized appreciation(depreciation) is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions. Purchases and sales of securities are recorded on the trade date.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

3. **Tax Status**

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator and the Administrator's legal counsel believe the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with section 401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

Notes to Financial Statements

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2003	2002
Roto-Rooter, Inc. common stock (aka Chemed Corporation common stock), 330,320 and 358,137 shares, respectively	$15,227,761 *	$12,660,139 *
Merrill Lynch Fundamental Growth Fund, 762,848 and 571,707 shares, respectively	12,632,765	7,380,735
Merrill Lynch Institutional Fund, 9,810,850 and 7,344,679 shares, respectively	9,810,850	7,344,679
Merrill Lynch Equity Index Trust, 96,887 and 75,156 shares, respectively	7,787,766	4,708,502
Van Kampen Emerging Growth Fund, 178,167 and 128,583 shares, respectively	6,437,176	3,633,750
One Group Bond Fund, 558,466 and 423,287 shares, respectively	6,137,544	4,706,947
ING International Value Fund 271,460 and 162,240 shares, respectively	4,101,767	1,669,454

* Participant and Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,455,896 as follows:

Mutual funds	$ 7,716,070
Common stock	3,739,826
	$ 11,455,896

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2003	2002
Roto-Rooter Stock Fund * (aka Chemed Corporation Stock Fund)	$ 15,227,761	$ 12,660,139

	Year Ended December 31, 2003
Changes in Roto-Rooter Stock Fund *:	
Contributions	$ 759,383
Interest and dividends	169,390
Net appreciation	3,739,826
Benefit payments and expenses	(1,102,780)
Transfers to participant-directed investments	(998,197)
	$ 2,567,622

* Includes both participant and nonparticipant-directed investments; nonparticipant-directed investments become participant directed upon attainment of age 50.

6. **Receipt of Assets**

Effective October 1, 2003, the Service America Network, Inc. Retirement and Savings Plan assets totaling $13,824,328 were merged into the Chemed/Roto-Rooter Savings & Retirement Plan.

7. **Related Party Transactions**

Certain Plan investments held during the year ended December 31, 2003 are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2003 or 2002, for investment management services.

Notes to Financial Statements

8.   **Nonexempt Transactions**

Deferrals amounting to $5,436 during 2003 were deposited on a date beyond the regulatory deadline. These late payments and unremitted interest on the late payments are nonexempt prohibited transactions. Penalties and interest have been paid by the Company to the IRS for these nonexempt prohibited transactions.

9.   **Subsequent Event**

Effective May 17, 2004, Roto-Rooter, Inc., the Plan's sponsor, changed the Company's name to Chemed Corporation.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4i-
Schedule of Assets (Held At End of Year) *
December 31, 2003
Schedule I

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
**	Roto-Rooter, Inc. (aka Chemed Corporation)	Common Stock	$ 10,855,567	$ 15,227,761
**	Merrill Lynch	Fundamental Growth Fund		12,632,765
**	Merrill Lynch	Institutional Fund		9,810,850
**	Merrill Lynch	Equity Index Trust		7,787,766
	Van Kampen	Emerging Growth Fund		6,437,176
	One Group	Bond Fund		6,137,544
	ING	International Value Fund		4,101,767
	MFS	Total Return Fund		3,887,569
	Wells Fargo Montgomery	Short Duration Government Bond Fund		3,049,040
**	Merrill Lynch	Equity Dividend Fund		1,665,680
	Oakmark	Select Fund		1,243,992
	AllianceBernstein	Technology Fund		789,988
	JP Morgan	Dynamic Small Cap Fund		643,939
	State Street	Aurora Fund		622,842
	Oakmark	Equity & Income Fund		418,707
**	Merrill Lynch	Pacific Fund		189,738
	ING	International Small Cap Fund		99,841
	Loan Fund	Loans to Participants, at rates ranging from 5.0% to 10.5%, 1/04 to 10/13		3,425,280
	Total assets held for investment purposes			$ 78,172,245

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.

** Denotes party in interest.

Chemed Corporation
Savings & Retirement Plan

Form 5500, Schedule H, Line 4j-
Schedule of Reportable Transactions *
For the Year Ended December 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Merrill Lynch	Roto-Rooter, Inc. (aka Chemed Corporation) Common Stock							
	- 720 purchases	$ 1,355,909	N/A	N/A	$ -	$ 1,355,909	$ 1,355,909	$ -
	- 770 sales	N/A	$ 2,528,113	N/A	-	2,186,106	2,528,113	342,007

* This schedule reports those assets purchased and/or sold during the current period that are in excess of 5% of the fair market value of assets as required by ERISA Section 2520.103-6 and IRS Form 5500, Schedule H, Line 4j.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4a-
Schedule of Delinquent Participant Contributions
December 31, 2003

Participant Contribution Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction		Contribution Pending Corrected in VFCP	Total Fully Corrected under VFCP and PTE 2002-5
	Contributions Not Corrected	Contributions Corrected Outside VFCP		
$ 5,436	$ -	$ 5,436	$ -	$ -

CONSENT OF INDEPENDENT ACCOUNTANTS

We herby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87073) of Roto-Rooter, Inc. of our report dated June 25, 2004, relating to the financial statements of Chemed/Roto-Rooter Savings & Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

/s/PricewaterhouseCoopers LLP
Cincinnati, OH
June 29, 2004